Exhibit 99.1

Press Release	July 12, 2016

Cnova N.V. — Second Quarter 2016 Activity

Amsterdam — July 12, 2016, 07:45 CEST — Cnova N.V. (NASDAQ and Euronext Paris: CNV; ISIN: NL0010949392) (“Cnova” or the “Company”) today announced gross merchandise value (GMV), net sales and other operating data for the quarter ended June 30, 2016.

•                  Gross merchandise volume (GMV)(1): €1,035 million (-3.4% constant currency)

•       Cdiscount France: +12.6%; marketplace share at 32.4% (+421 bps)

•       Cnova Brazil: -19.3% (constant currency); marketplace share at 16.6% (+774 bps)

•       Strong impact from Cnova Brazil on Cnova N.V. total

•                  Net sales: €665 million (-13.8% constant currency)

•       Cdiscount France: +9.1% growth;

•        50% of net sales from home furnishings and household appliances

•        35% of net sales from AV, smartphones and IT goods

•       Cnova Brazil: -26.8% (constant currency, ex-ICMS(2))

•        Depreciation of the Brazilian real and change in Brazilian TVA on interstate transactions (ICMS)

•                  Traffic: 444 million visits (+16.6%)

•       Cdiscount France +10.7%

•       Cnova Brazil +21.4%

•       Mobile share of traffic: 47.0% (+1,028 bps), including 52% at Cdiscount in France

•                  Marketplace vendors: more than 12,700 (+37.0%)

•       Cdiscount France: 9,500 sellers

•       Cnova Brazil: 3,200 sellers

			Change
	Second Quarter				Constant
Cnova N.V.	2016	2015	Reported		Currency(3)

Cnova N.V. (4) (5) (6)
GMV(1) (€ millions)	1,034.7	1,137.6	-9.0%		-3.4%
Marketplace share(7)	26.5%	18.9%	+759 bps
Net sales (€ millions)	665.3	822.9	-19.2%		-13.8%
Traffic (visits in millions)	443.6	380.3	+16.6%
Mobile share	47.0%	36.7%	+1,028	bps
Active customers(8) (millions)	14.3	14.7	-2.6%
Number of items sold (millions)	15.6	14.6	+6.5%
Orders(9) (millions)	8.8	8.6	+1.7%

Cdiscount France(4)
GMV(1) (€ millions)	638.0	566.5	+12.6%
Marketplace share(7)	32.4%	28.2%	+421	bps
Net sales (€ millions)	392.5	359.9	+9.1%
Traffic (visits in millions)	186.2	168.2	+10.7%
Mobile share	51.8%	47.6%	+421	bps

Cnova Brazil(6)
GMV(1) (€ millions)	396.4	570.8	-30.6%		-19.3%
Local currency (R$ millions)	1,567.0	1,941.6	-19.3%
Marketplace share(7)	16.6%	8.9%	+774	bps
Net sales (€ millions)	272.5	462.7	-41.1%		-31.5%
Local currency (R$ millions)	1,077.7	1,574.0	-31.5%
Traffic (visits in millions)	257.2	211.9	+21.4%
Mobile share	43.6%	28.2%	+1,543	bps

2nd Quarter 2016 Highlights

Cnova N.V.

Gross merchandise volume (GMV) at Cnova N.V. level amounted to €1,035 million for the 2nd quarter 2016 (- 3.4% on a constant currency basis; -9.0% on a reported basis compared to the same period in 2015).

•                  The 2nd quarter 2016 marketplace share of GMV was 26.5% (+759 basis points year-on-year, or y-o-y).

Net sales totaled €665 million in the 2nd quarter 2016 (y-o-y: -13.8% constant currency; -19.2% reported).

Other key performance indicators during the 2nd quarter 2016 included:

•                  Traffic rose 16.6% y-o-y to 444 million visits during the 2nd quarter 2016;

•                  Active customers totaled 14.3 million;

•                  Orders increased 1.7% while the number of items sold grew 6.5%

Cdiscount France

GMV amounted to €638 million for the 2nd quarter 2016, representing a y-o-y increase of +12.6%.

•                  During the same period, the marketplace share of GMV was 32.4% (+421 basis points y-o-y). As of June 30, 2016, there were close to 9,500 marketplace vendors.

Net sales totaled €392 million for the 2nd quarter 2016 (y-o-y: +9.1%).

Traffic rose 10.7% y-o-y to 186 million visits during the 2nd quarter 2016, more than half (51.8%) of which was generated via mobile devices.

Customer service enhancements during the 2nd quarter 2016 centered on rolling out new delivery services, including:

•                  same-day delivery of large items (> 30 kgs) in the Paris metropolitan area (delivery between 19:00 and 23:00 for all orders received by 14:00);

•                  Sunday delivery service for large items in the Paris metropolitan and surrounding areas; and

•                  small item Delivery Express (within 2 hours) by appointment.

Fulfillment services for marketplace vendor selling large items benefit from these new services as well.

Perimeter changes during the quarter included the closing of Cdiscount Cameroun and Senegal as well as the specialty sites MonCornerDéco and Comptoir des Parfums. Cdiscount Colombia is scheduled to be closed at the end of July 2016.

Cnova Brazil

GMV amounted to €396 million (R$ 1,567 million) for the 2nd quarter 2016, representing a y-o-y decrease on a constant currency basis of -19.3%.

•                  During the same period, the marketplace share of GMV was 16.6% (+774 basis points y-o-y). As of June 30, 2016, there were close to 3,200 marketplace vendors.

2nd quarter 2016 net sales totaled €273 million (R$ 1,078 million)a y-o-y change of -26.8% on a constant currency basis and excluding the impact of the increase in Brazilian VAT (ICMS) on interstate transactions at the beginning of January 2016 (approximately -4.7%)(2).

Traffic rose 21.4% y-o-y to 257 million visits during the 2nd quarter 2016, of which the mobile share was 43.6%.

Customer service enhancements during the quarter included reducing the out of stock incidence rate (7.6%) for best-selling products, call center quality improvement and finalization of the ERP migration.

Endnotes:

(1)         Gross Merchandise Volume (GMV) is defined as product sales + other revenues + marketplace business volumes (calculated based on approved and sent orders) + taxes.

(2)         Beginning January 1, 2016, ICMS, the Brazilian indirect VAT on the interstate sale of goods and services, is transitioning from being 100% due in the state of the seller to being 100% due in the state of the buyer. This has led to an estimated decrease in 2nd quarter 2016 net sales at Cnova Brazil in the amount of approximately R$ 75 million (approximately €19 million).

(3)         Brazilian real/Euro average exchange rate for the 2nd quarter: 2015 = R$3.40; 2016 = R$3.96.

(4)         2Q15 figures have been adjusted to take into account the disposal of MonShowroom in 3Q15.

(5)         2Q15 figures have been adjusted for the reclassification of Cdiscount Thailand, Cdiscount Vietnam, Cdiscount Colombia, Cdiscount Cameroon and Cdiscount Senegal as discontinued activities. 2Q16 figures reflect the reclassification of Cdiscount Colombia, Cdiscount Cameroon and Cdiscount Senegal as discontinued activities (Cdiscount Thailand and Cdiscount Vietnam having been sold in 1Q16).

(6)         2Q15 GMV, the marketplace share of GMV and net sales reflect the preliminary, unaudited restatement of Cnova Brazil’s 2015 financial statements pursuant to the internal review at Cnova Brazil and are subject to revision (for more information on the Cnova Brazil internal review, please see Cnova press releases dated December 18, 2015, January 12, 2016, February 24, 2016, and April 26, 2016 [available at: www.cnova.com/en/investor-relations/press-releases/]).

(7)         Includes marketplace share of www.cdiscount.com in France as well as extra.com.br, pontofrio.com, casasbahia.com.br and cdiscount.com.br in Brazil.

(8)         Active customers at the end of June having purchased at least once through our sites during the previous 12 months, calculated on a website-by-website basis because we operate multiple sites each with unique systems of identifying users, which could result in an individual being counted more than once.

(9)         Total placed orders before cancellation due to fraud detection and/or customer non-payment.

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About Cnova N.V.

Cnova N.V., one of the world’s largest e-Commerce companies, serves 14 million active customers via state-of-the-art e-tail websites: Cdiscount in France, Brazil and the Ivory Coast; Extra.com.br, Pontofrio.com and Casasbahia.com.br in Brazil. Cnova N.V.’s product offering of close to 37 million items provides its clients with a wide variety of very competitively priced goods, several fast and customer-convenient delivery options as well as practical payment solutions. Cnova N.V. is part of Groupe Casino, a global diversified retailer. Cnova N.V.’s news releases are available at www.cnova.com. Information available on, or accessible through, the sites referenced above is not part of this press release.

This press release contains regulated information (gereglementeerde informatie) within the meaning of the Dutch Financial Supervision Act (Wet op het financieel toezicht) which must be made publicly available pursuant to Dutch and French law. This press release is intended for information purposes only.

Forward-Looking Statements

In addition to historical information, this press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements may include projections regarding Cnova’s future performance and, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: the ability to grow its customer base; the ability to maintain and enhance its brands and reputation; the ability to manage the growth of Cnova effectively; changes to technologies used by Cnova; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; the internal review in Brazil; and other factors discussed under the heading “Risk Factors” in the U.S. Annual Report on the Form 20-F for the year ended December 31, 2014  filed with the U.S. Securities and Exchange Commission on March 31, 2015, and other documents filed with or furnished to the U.S. Securities and Exchange Commission. Any forward-looking statement made in this press release speaks only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

***

Cnova Investor Relations Contact: Head of Investor Relations investor@cnova.com Tel: +31 20 795 06 71	Media contact: Head of Communication directiondelacommunication@cnovagroup.com Tel: +31 20 795 06 76

***

Annex A — Second Quarter 2016 supplemental information

	Second Quarter
Cdiscount France	2016	2015(1)	Change
Active customers(2) (millions)	7.7	6.7	+14.4%
Number of items sold (millions)	10.4	8.5	+22.2%
Orders(3) (millions)	5.2	4.2	+23.5%

	Second Quarter
Cnova Brazil	2016	2015	Change
Active customers(2) (millions)	6.6	8.0	-17.0%
Number of items sold (millions)	5.1	6.1	-15.6%
Orders(3) (millions)	3.6	4.4	-19.2%

Notes:

(1)         All 2Q15 figures for Cdiscount France have been adjusted to take into account the disposal of MonShowroom in 2015.

(2)         Active customers at the end of June having purchased at least once through our sites during the previous 12 months, calculated on a website-by-website basis because we operate multiple sites each with unique systems of identifying users, which could result in an individual being counted more than once.

(3)         Total placed orders before cancellation due to fraud detection and/or customer non-payment.

Annex B — Second Quarter 2015 restatement reconciliation

	Second Quarter 2015
	Adjusted(1)	Original
Cnova N.V.	(as of June 30, 2016)	(as of June 30, 2015)	Change
GMV (€ millions)	1,137.6	1,154.1	-16.5
Cdiscount France	566.5	572.4	-6.0
Cnova Brazil	570.8	571.7	-0.9
Marketplace share of GMV	18.9%	18.9%
Cdiscount France	28.2%	28.2%
Cnova Brazil	8.9%	8.9%
Net sales (€ millions)	822.9	836.7	-13.8
Cdiscount France	359.9	364.3	-4.4
Cnova Brazil	462.7	463.5	-0.8
Traffic (visits in millions)	380.3	396.0	-15.7
Cdiscount France	168.2	173.5	-5.2
Cnova Brazil	211.9	211.9
Mobile share of traffic	36.7%	36.9%	-0.1 pts
Cdiscount France	47.6%	47.5%	+0.1 pts
Cnova Brazil	28.2%	28.2%
Active customers(2) (millions)	14.7	15.0	-0.4
Cdiscount France	6.7	6.9	-0.2
Cnova Brazil	8.0	8.0
Number of items sold (millions)	14.6	14.7	-0.1
Cdiscount France	8.5	8.5
Cnova Brazil	6.1	6.1
Orders(3) (millions)	8.6	8.8	-0.1
Cdiscount France	4.2	4.3	-0.0
Cnova Brazil	4.4	4.4

Notes:

(1)         All 2Q15 figures for Cnova N.V. and Cdiscount France have been adjusted to take into account the disposal of MonShowroom in 3Q15.

All 2Q15 figures for Cnova N.V. have been adjusted to take into consideration the reclassification of Cdiscount Thailand, Cdiscount Vietnam, Cdiscount Colombia, Cdiscount Cameroon and Cdiscount Senegal as discontinued activities.

2Q15 figures related to GMV, the marketplace share of GMV and net sales for Cnova N.V. and Cnova Brazil reflect the preliminary, unaudited restatement of Cnova Brazil’s 2015 financial statements pursuant to the internal review at Cnova Brazil and are subject to revision (for more information on the Cnova Brazil internal review, please see Cnova press releases dated December 18, 2015, January 12, 2016, February 24, 2016, and April 26, 2016 [available at: www.cnova.com/en/investor-relations/press-releases/]).

(2)         Active customers at the end of June having purchased at least once through our sites during the previous 12 months, calculated on a website-by-website basis because we operate multiple sites each with unique systems of identifying users, which could result in an individual being counted more than once.

(3)         Total placed orders before cancellation due to fraud detection and/or customer non-payment.

Not previously disclosed

Upcoming Events

Tuesday, July 26, 2016 at 07:45 CEST: Cnova Second Quarter 2016 Financial Results

Tuesday, July 26, 2016 at 16:00 CEST: Cnova Second Quarter 2016 Conference Call & Webcast

Conference Call and Webcast connection details

Conference Call Dial-In Numbers:

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Conference Call Replay Dial-In Numbers:

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Available From: July 26, 2016 at 13:00 EST / 19:00 CEST

To:  August 9, 2016 at 00:00 EST / 06:00 CEST

Replay Pin Number:  13640597

Webcast:

http://public.viavid.com/index.php?id=120177

Presentation materials to accompany the call will be available at cnova.com on
July 26, 2016.

An archive of the conference call will be available for a limited time at cnova.com following its conclusion.